Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Vasogen Inc.
2505 Meadowvale Boulevard
Mississauga, ON L5N 5S2

Item 2                     Date of Material Change

June 19, 2007

Item 3                     News Release

A press release with respect to the material change described herein was issued on June 20, 2007 via Canada NewsWire and filed on SEDAR.

Item 4                     Summary of Material Change

Vasogen announced that Chris Waddick has been appointed President and Chief Executive Officer.

Item 5                     Full Description of Material Change

Vasogen announced that Chris Waddick, MBA, CMA, has been appointed President and CEO of Vasogen, succeeding Terrance Gregg, who will remain as Chairman of the Board of Directors.  Mr. Waddick, who previously served as Chief Operating Officer and CFO, has held a series of progressive senior management positions with Vasogen over the past twelve years.  During his tenure, Mr. Waddick has played a key role in Vasogen’s development and strategic direction and has been responsible for the operations of the Company since 2005.  Concurrent with his appointment as President and CEO, Mr. Waddick has also been appointed to the Board of Directors of Vasogen.

Item 6                    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7                    Omitted Information

Not applicable

Item 8                     Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen, Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 4th day of July, 2007.